UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8-51285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lake Forest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Avenue Ste 502
(No. and Street)

Miami	Fl	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana Torres (305) 374-3060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1450 Brickell Ave 18th Floor	Miami	Fl	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gustavo Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Forest Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANA M TORRES
State of Florida-Notary Public
Commission # GG 191868
My Commission Expires
March 12, 2022

3/17/21

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lake Forest Securities, LLC

**(A Wholly-Owned Subsidiary of
AdCap Holdings, LLC)
Statement of Financial Condition
December 31, 2020**

Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Index
December 31, 2020



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Directors and Member of
Lake Forest Securities, LLC
(A Wholly-owned Subsidiary of AdCap Holdings, LLC)
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Lake Forest Securities, LLC
(A Wholly-owned Subsidiary of AdCap Holdings, LLC) (the "Broker-Dealer") as of December 31, 2020,
and the related notes (collectively referred to as the "financial statement"). In our opinion, the
financial statement presents fairly, in all material respects, the financial position of the Broker-
Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the
United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility
is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a
public accounting firm registered with the Public Company Accounting Oversight Board (United
States) ("PCAOB") and are required to be independent with respect to the Company in accordance
with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require
that we plan and perform the audit to obtain reasonable assurance about whether the financial
statement is free of material misstatement, whether due to error or fraud. Our audit included
performing procedures to assess the risks of material misstatement of the financial statement,
whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in
the financial statement. Our audit also included evaluating the accounting principles used and
significant estimates made by management, as well as evaluating the overall presentation of the
financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, Lake Forest Securities, LLC has not generated
significant revenues to maintain its operations and thus is dependent upon AdCap Holdings, LLC to
make capital contributions from time to time to provide support for its operations. Lake Forest
Securities, LLC's ability to continue operations is dependent upon the member's willingness and
ability to continue providing the necessary capital for Lake Forest Securities, LLC to maintain
compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

March 17, 2021

Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	96,745
Deposits with clearing organizations		305,000
Receivables from clearing organizations		251,859
Accounts receivables		4,643
Prepaid expenses		9,696
Furniture and equipment, net		631
Due from affiliates		113
Other assets		2,192
TOTAL ASSETS	**$**	**670,879**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	95,084
Commissions payable		51,583
Due to affiliates		22,620
Subordinated loan interest payable		61,323
Liabilities subordinated to claims of general creditors		300,000
SBA loan		48,165
TOTAL LIABILITIES		**578,775**
COMMITMENTS AND CONTINGENCIES (NOTES 3 and 11)		
MEMBER'S EQUITY		92,104
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**670,879**

The accompanying notes are an integral part of these financial statements

Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Notes to the Financial Statement
For the Year Ended December 31, 2020

---

1. NATURE OF BUSINESS

Lake Forest Securities, LLC (A Wholly-Owned Subsidiary of AdCap Holdings, LLC) (the "Company"), formerly known as AdCap Securities, LLC, is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by AdCap Holdings, LLC, (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers and does not maintain customer accounts.

The Company has not generated significant revenues to maintain its operations, and thus has been dependent on the Parent to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

On August 5, 2020, the managing members of AdCap Holdings LLC have executed an agreement to sell 85% of the equity interest in AdCap Holdings LLC to HB WM Limited. The sale of the member interest in AdCap Holdings LLC is subject to regulatory approval and such approval has not been received as of the date the financial statements were issued.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has clearing agreements with both RBC Capital Markets and Pershing, LLC. to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 to 5 years. As of December 31, 2020, furniture and equipment amounted to $21,726 and the related accumulated depreciation was $21,095. Repairs and maintenance are expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2020. The actual outcome of the estimates could differ from the estimates made in the preparation of the statement of financial condition.

Income Taxes

Effective July 24, 2014, the Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that tax benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expenses, respectively.

The Allowance for Credit Losses

Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 326-20, Financial Instruments - Credit losses requiring the immediate recognition of management's estimates of current expected credit losses and is effective for fiscal years beginning after December 15, 2019. The Company has adopted this accounting standard effective for the fiscal year ended December 31, 2020. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Based on the Company's evaluation, the adoption of ASC 326-20 did not have a material impact on its financial position and results of operations.

Subsequent Events

The Company has evaluated subsequent events through March 17, 2021, which is the date the financial statement was available to be.

3.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position.

COVID-19

During March 2020, the global novel coronavirus ("COVID-19") pandemic and initial actions taken in response wreaked havoc on the global economy and all financial markets, and adversely affected our businesses. Subsequently, the equity markets have experienced strong rebound and a supportive trading environment for investors has emerged along with renewed activity and debt new issue capital markets. We continue to monitor the impact of the pandemic on the operations. The Company is not able to estimate the effects, in any, of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures, except for the Paycheck Protection Program loan. See Note 9.

4.   RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivable from broker includes cash balances held at the clearing brokers as well as receivables due from the clearing brokers on trades pending settlement. At December 31, 2020, the amount due from clearing brokers totaled $251,859.

5.   DEPOSITS WITH CLEARING ORGANIZATIONS

The Company's clearing brokers are RBC Capital Markets and Pershing, LLC. The agreements between the Company and clearing brokers require that the Company maintain a collateral deposit of $305,000. The collateral deposit as of December 31, 2020 is $305,000.

6.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the company had net capital of $480,316, which was $380,316 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 as of December 31, 2020.

7.   RELATED PARTY TRANSACTIONS

On July 13, 2016, the Company entered into an expense sharing agreement, subsequently amended January 1, 2017 and September 1, 2019 with the Parent. For the year ended December 31, 2020, the agreement resulted in reimbursement of expenses to the Parent.

7. RELATED PARTY TRANSACTIONS (CONTINUED)

On March 3, 2017 the Company entered into an expense sharing agreement, subsequently amended July 3, 2017, April 2, 2018 and September 1, 2020 with one of its affiliates, AdCap Asset Management, LLC (RIA). For the year ended December 31, 2020, the agreement resulted in reimbursement expenses from RIA.

On March 28, 2016, the Company entered into a sub-clearing agreement with one of its affiliates, AdCap Uruguay, in which the Company introduces their customers to the clearing broker. The sub-clearing agreement was subsequently amended September 1, 2017. As of December 31, 2020, the

Company has $113 of amounts due for such services and this amount was included in the accompanying statement of financial condition.

On July 27, 2017, the Company entered into a sub-clearing agreement with one of its affiliates, AdCap Colombia S.A. Comisionista de Bolsa ("AdCap Colombia"), in which the Company introduces their customers to the clearing broker. The sub-clearing ended on April 3, 2020. Additionally, on December 21, 2014, the Company and AdCap Colombia entered into a financial service referral agreement. For the year ended December 31, 2020, the Company owes $13,929 to AdCap Colombia and this amount was included within due to affiliates in the accompanying statement of financial condition.

On June 1, 2017, the Company entered into a financial service referral agreement with one of its affiliates, AdCap Securities BVI, subsequently amended July 1, 2020. For the year ended December 31, 2020, the Company owes $8,691 to AdCap Securities BVI for the referral of customers and this amount was included within due to affiliates in the accompanying statement of financial condition.

On July 28, 2017, the Company entered into a sub-clearing agreement with AdCap Securities Peru S.A.B ("AdCap Peru"). On January 2020 AdCap Peru was renamed Fit Capital Sociedad Agente de Bosa S.A. ("Fit Capital"). As of December 31, 2020, the Company has $4,106 due from Fit Capital for such services and this amount was included in accounts receivable in the accompanying statement of financial condition.

On September 9, 2019, the Company entered into a sub-clearing agreement with Cohen International Advisors ("Cohen"). Cohen was an affiliated company until June 2020. As of December 31, 2020, the Company has $573 due from Cohen for such services and this amount was included in accounts receivable in the accompanying statement of financial condition.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 20, 2015, the Company converted a loan payable to the Parent in the amount of $300,000 into a subordinated loan agreement with the Parent. On November 13, 2017, the Company amended the agreement by extending the maturity date one year and will renew every year thereafter unless written notification is provided by either party. As of December 31, 2020, the balance of the subordinated loan was $361,323 which includes accrued interest of $61,323. The subordinated loan and interest are used in computing net capital. The subordinated loan with the Parent has a 1-year term and bears interest at 4%.

9.   SBA LOAN

On May 22, 2020, the Company received a loan from Apollo Bank in the amount of $47,874, under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economy Security (CARES) Act. The loan is subjected to a note dated May 22, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. As of December 31, 2020, the balance of the loan was $48,165 which includes accrued interest of $291. The loan has a 2-year term and bears interest at 1%. On March 4, 2021, the Company received notice that the loan principal and interest were forgiven in full by the Small Business Administration.

The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account the current business activity and the ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

The Small Business Administration has stated that all PPP loans in excess of $2 million, and other PPP loans as appropriate, will be subject to review by the SBA for compliance with the requirements. If the SBA determines in the course of its review that a borrowed lacked an adequate basis for the required certification concerning the necessity of the loan request or the subsequent use of loans proceeds, the SBA will seek repayment of the PPP loan, including interest and potential penalties. While the Company believes the loan was properly obtained, there can be no assurance regarding the outcome of an SBA review.

10.   INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2020. The actual income tax expense for 2020 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to net loss) due state income taxes and changes in the valuation allowance rate.

The Company has approximately $2,052,000 of Federal and State net operating loss carry forwards expiring in varying amounts between 2034 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has $1,159,000 of Federal and State net operating loss carry forwards which have no expiration. Their utilization is limited to 80% of the Company's future taxable earnings.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable.   Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company income tax expense.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2017.

10. INCOME TAXES (CONTINUED)

For the year ended December 31, 2020, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions.

These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. SEC RULE 15c3-3

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.